UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange of 1934 (Amendment No. 7)* Cascade Bancorp
(Name of Issuer) Common Stock, no par value
(Title of Class of Securities)
147154108
(CUSIP Number) Mark J. Menting, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box.  [_]

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. David F. Bolger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,542,664
	8	SHARED VOTING POWER 920,380
	9	SOLE DISPOSITIVE POWER 2,542,664
	10	SHARED DISPOSITIVE POWER 920,380
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,463,044
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. Two-Forty Associates, a Pennsylvania Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 192,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 192,321
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,321
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. The David F. Bolger 2008 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 728,059
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 728,059
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 728,059
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.	Security and Issuer

This Amendment No. 7 to the Statement on Schedule 13D (the “Amendment No. 7”) amends the Statement on Schedule 13D originally filed on April 27, 2006, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on September 8, 2006, Amendment No. 2 to the Statement on Schedule 13D filed on June 3, 2008, Amendment No. 3 to the Statement on Schedule 13D filed on April 3, 2009, Amendment No. 4  to the Statement on Schedule 13D filed on June 1, 2009, Amendment No. 5 to the Statement on Schedule 13D filed on November 4, 2009 and Amendment No. 6 to the Statement on Schedule 13D filed on December 28, 2009 (together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Initial Schedule 13D”), and relates to the common stock, no par value (the “Common Stock”), of Cascade Bancorp, an Oregon corporation (the “Company”).  The address of the principal executive offices of the Company is 1100 NW Wall Street, P.O. Box 369, Bend, Oregon 97709.

Except as specifically amended by this Amendment No. 7, the Initial Schedule 13D, as amended by this Amendment No. 7, remains in full force and effect. Capitalized terms used but not defined herein have the meaning assigned to them in the Initial Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended by replacing the last two paragraphs of Amendment No. 6 with the following:

On February 16, 2010, the Company and Mr. Bolger (and Two-Forty Associates and the GRAT) entered into an amendment (the “Bolger Amendment”) to the Bolger Purchase Agreement.  The Bolger Amendment is incorporated by reference as Exhibit 19 to this report and incorporated herein by reference. The Bolger Amendment, among other things, extends the date by which conditions of closing must be satisfied and amends these conditions.  As amended, the Bolger Purchase Agreement may be terminated by a party prior to closing if the conditions to such party’s obligation to close have not been satisfied on or before May 31, 2010.  A sale by the Company of its Common Stock in a concurrent public offering is no longer a condition to the closing of the sale of Common Stock to Mr. Bolger.  Instead, the sale of Common Stock is now conditioned upon the Company’s simultaneous sale of shares of its Common Stock in additional private placements to other investors under separate written agreements such that the total net proceeds from the offerings is at least $150 million, in addition to the other closing conditions set forth in the Bolger Purchase Agreement and such other separate written agreements.

The foregoing description of the Bolger Amendment is a summary of the material terms of such amendment and does not purport to be a complete description of all of the terms of such amendment.  The Bolger Amendment is incorporated by reference as Exhibit 19 to this report and the foregoing description is qualified in its entirety by reference to the full text of the amendment filed as an exhibit hereto.

There can be no assurances that any conditions to closing in the Bolger Purchase Agreement, as amended by the Bolger Amendment, will be satisfied and that the purchase of Common Stock as contemplated in the Bolger Purchase Agreement, as amended, will be consummated.

The Reporting Persons will from time to time evaluate their investment in the securities of the Company and may in the future seek to acquire additional securities or dispose of all or a portion of the securities beneficially owned by them or engage in derivative transactions (which may be physically or cash settled) relating to securities of the Company. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise. Derivative transactions may involve the purchase or writing of exchange traded options or entering into over-the-counter derivative transactions; the derivative transactions may increase or decrease the Reporting Persons’ economic exposure to the Company. Any determination to acquire or dispose of securities of the Company or engage in derivative transactions will depend on a number of factors, including the Company’s business and financial position and prospects, other developments concerning the Company, the price levels at which shares of Common Stock of the Company are traded, general market and economic conditions and the availability of financing and other opportunities available to the Reporting Persons. There can be no assurance that any such acquisition or disposition of securities of the Company or derivative transactions will occur or as to the timing or method of any such acquisition, disposition or transaction.

Item 5.	Interest in Securities of the Issuer

The first paragraph of Section (a) of Item 5 is hereby amended and restated as follows:

(a) See items 11 and 13 of the cover pages to this Amendment No. 7 for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons. Based on information provided in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, as of October 26, 2009 there were 28,159,483 shares of Common Stock outstanding.

Item 7.                                Materials to be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibits:
Exhibit No.	Description
19.

First Amendment to the Securities Purchase Agreement, dated as of February 16, 2010, by and among the Company and David F. Bolger, Two-Forty Associates and the David F. Bolger 2008 Grantor Retained Annuity Trust.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 22, 2010

DAVID F. BOLGER

/s/ David F. Bolger
David F. Bolger

TWO-FORTY ASSOCIATES, a Pennsylvania Limited Partnership

By:	The David F. Bolger Revocable Trust, its General Partner

By:	/s/ David F. Bolger
David F. Bolger, its Trustee

THE DAVID F. BOLGER 2008 GRANTOR RETAINED ANNUITY TRUST, an Irrevocable Trust

By:	/s/ David F. Bolger
David F. Bolger, its Trustee

INDEX OF EXHIBITS
Exhibit No.	Description
19.

First Amendment to the Securities Purchase Agreement, dated as of February 16, 2010, by and among the Company and David F. Bolger, Two-Forty Associates and the David F. Bolger 2008 Grantor Retained Annuity Trust.